TRUST FOR PROFESSIONAL MANAGERS
AMENDED AND RESTATED RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of

PERFORMANCE TRUST FUNDS

Trust for Professional Managers (the “Trust”), on behalf of its series, the Performance Trust Funds, as listed in Schedule A attached hereto (each, a “Fund” and collectively, the “Funds”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Funds. A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and each Fund as a whole:

1.    Class Designation. The Performance Trust Municipal Bond Fund will offer two classes of shares (each, a “Class,” and collectively, the “Classes”) to be known as the Class A shares and Institutional Class shares. The Performance Trust Strategic Bond Fund will offer three classes of shares to be known as the Institutional Class shares, Class A shares and Class C shares. The Performance Trust Credit Fund will offer one class of shares to be known as the Institutional Class shares.

2.    Class Characteristics. Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Class A:        Class A shares of the Performance Trust Municipal Bond Fund and the Performance Trust Strategic Bond Fund will be offered for sale subject to a maximum front-end sales charge of 2.25%, subject to certain exceptions as set forth in the Performance Trust Municipal Bond Fund and the Performance Trust Strategic Bond Fund’s Prospectus. Shareholders of Class A shares (formerly Retail Class shares) of the Performance Trust Municipal Bond Fund prior to January 2, 2019, will not be subject to a front-end sales charge on future purchases of Class A shares of the Fund. Class A shares will be subject to a distribution plan adopted pursuant to Rule 12b- 1 under the 1940 Act, which provides for an annual distribution fee of 0.25% of the average daily net assets of the applicable Fund attributable to Class A shares, computed on an annual basis. The distribution plan fees for the Class A shares will be used to pay: (i) the Performance Trust Municipal Bond Fund and the Performance Trust Strategic Bond Fund’s distributor a distribution and shareholder servicing fee of 0.25% for promoting and distributing Class A shares or for providing shareholder services; and (ii) others, as approved by the Board of Trustees, who render assistance in distributing, promoting or providing shareholder services to shareholders of Class A shares.

Class C:        Class C shares of the Performance Trust Strategic Bond Fund will be offered for sale at net asset value. Class C shares will be subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual distribution fee of 1.00% of the average daily net assets of the Performance Trust Strategic Bond Fund attributable to Class C shares, computed on an annual basis. The Class C distribution fee represents a 0.75% 12b-1 distribution fee and a 0.25% shareholder servicing fee. The distribution plan fees for the Class C shares will be used to pay: (i) the Performance Trust Strategic Bond Fund’s distributor a distribution and shareholder servicing fee of 1.00% for promoting and distributing Class C shares and for providing shareholder services; and (ii) others, as approved by the Board of Trustees, who render assistance in distributing, promoting or providing shareholder services to shareholders of Class C shares.

Institutional Class:    Institutional Class shares of the Funds will be offered for sale at net asset value and are not subject to any sales charges or Rule 12b-1 distribution and shareholder servicing fees.

3.    Expense Allocations. The following expenses for each Fund will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the Distribution Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class. Income, realized and unrealized capital gains and losses, and expenses of a Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of a Fund. Notwithstanding the foregoing, a service provider for the Performance Trust Funds may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.    Conversions. Class A and Class C shareholders of the Performance Trust Municipal Bond Fund and the Performance Trust Strategic Bond Fund may elect to convert their Class A and Class C shares into Institutional Class shares of a Fund, subject to meeting the minimum investment amount requirement for Institutional Class shares of that Fund, as described in the applicable Fund’s Prospectus. Class C shares of the Performance Trust Strategic Bond Fund will convert automatically into Class A shares of the Fund during the month in which the ten-year anniversary of the purchase of Class C shares occurs, as described in the Fund’s Prospectus.

5.    General. Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class. On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares. The Board of Trustees will take such action as is reasonably necessary to eliminate any conflict that develops. The Funds’ investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise. Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act. This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted on: April 28, 2011
Amended and Restated on August 30, 2012, August 30, 2018, October 26, 2018 and November 17, 2020

SCHEDULE A

Performance Trust Funds	Date Added to the Plan
Performance Trust Municipal Bond Fund	April 28, 2011
Performance Trust Strategic Bond Fund	August 30, 2018
Performance Trust Credit Fund	November 17, 2020

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